SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 8-A/A
                                 Amendment No. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             Euronet Worldwide, Inc.
             (Exact Name of Registrant as Specified in Its Charter)

           Delaware                                          74-2806888
    (State of Incorporation                               (I.R.S. Employer
       or Organization)                                   Identification No.)


     4601 College Boulevard, Suite 300
             Leawood, Kansas                                     66211
(Address of Registrant's Principal Executive Offices)          (Zip Code)



If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of
pursuant to Section 12(b) of the           securities pursuant to Section 12(g)
Exchange Act and is                        of the Exchange Act and is
effective pursuant to General              effective pursuant to General
Instruction A.(c), please check            Instruction A.(d), please check
the following box. [  ]                    the following box. [X]

         Securities Act registration statement file number to which this form relates: None

     Securities to be registered pursuant to Section 12(b) of the Act: None


        Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights





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Item 1. Description of Registrant's Securities to be Registered.

      On March 20, 2003, the Board of Directors (the "Board") of Euronet Worldwide, Inc. ("Euronet") approved a Rights Agreement (as amended from time to time, the "Rights Agreement") between Euronet and EquiServe Trust Company, N.A. (the "Rights Agent"), as Rights Agent. In connection with its approval of the Rights Agreement, the Board also declared a dividend of one "Right" for each outstanding share of Euronet's Common Stock, par value $.02 per share (the "Common Stock"), payable on April 4, 2003 to stockholders of record at the close of business on March 27, 2003. On November 28, 2003, Euronet amended the Rights Agreement in connection with an agreement entered into between Euronet and Fletcher International, Ltd. on November 20, 2003. This amendment became effective on November 28, 2003. The amendment excludes Fletcher International, Ltd. and its affiliates from the definition of "Acquiring Person" under certain conditions.

      Each Right generally entitles the holder to purchase one one-thousandth (1/1,000) of a share (a "Unit") of Euronet's Series A Junior Preferred Stock at a price of $57.00 per Unit upon certain events. The purchase price and amount and form of consideration to be issued upon exercise are subject to appropriate adjustment for stock splits and other events. Generally, the Rights are not exercisable until the Distribution Date (as defined below). The Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on April 3, 2013.

      The Rights will not prevent a takeover of Euronet. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock, unless the Rights are first redeemed by the Board or an exchange occurs (as described below). Nevertheless, the Rights should not interfere with a transaction that is in the best interests of Euronet and its stockholders because the Rights can be redeemed, or an exchange can be effected, before the consummation of such transaction.

      The complete description and terms of the Rights are set forth in the Rights Agreement, which was filed as an Exhibit to a Current Report on Form 8-K filed by Euronet with the Securities and Exchange Commission and which is incorporated herein by reference.

Description of Rights; Purchase Price

      Each Right entitles the registered holder to purchase from Euronet, under certain circumstances, one Unit, which consists of one one-thousandth (1/1,000) of a share of Euronet's Series A Junior Preferred Stock, par value $.02 per share (the "Preferred Stock"), at a purchase price of $57.00 per Unit upon certain events. The purchase price and amount and form of consideration to be issued upon exercise are subject to appropriate adjustment for stock splits and other events.

      Voting. Each Unit shall entitle the holder thereof to one vote on all matters submitted to a vote of Euronet's stockholders, voting together with holders of Common Stock as one class on all such matters. Holders of Units shall not have the right to cumulate their votes in the election of Euronet's directors, and will have the same voting rights and limitations applicable to holders of Common Stock as set forth in Euronet's Certificate of Incorporation, as amended.

      Dividends. Each Unit shall entitle the holder thereof to receive dividends, when, as and if declared by the Board out of funds legally available therefor and only after payment of, or provision for, full dividends on all outstanding shares of any senior series of preferred stock and after Euronet has made provision for any required sinking or purchase funds for any series of preferred stock, on a pari passu basis with dividend rights of the Common Stock.

      Liquidation. In the event of Euronet's voluntary or involuntary liquidation, dissolution or winding up, holders of Units shall be entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of (i) all of Euronet's debts and liabilities, and (ii) the preferential rights of any senior series of preferred stock, but before any such liquidation distributions are paid in respect of Common Stock.

      Mergers. In the event of any merger, consolidation or other transaction in which Common Stock is changed or exchanged, holders of Units will be entitled to receive the same consideration received per share of Common Stock. These rights are protected by customary antidilution provisions (see Adjustments, below). Although the Rights are redeemable, Units of Preferred Stock purchasable upon exercise of the Rights will not be redeemable.


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      Because a Unit is equal to one one-thousandth (1/1,000) of a share of
Preferred Stock, a holder of one full share of Preferred Stock generally would be entitled to dividend, liquidation and voting rights equal to one thousand (1,000) times the dividend, liquidation and voting rights of one share of Common Stock. Because of the nature of the Units' dividend, liquidation and voting rights, the value of one one-thousandth (1/1,000) of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Exercisability of Rights; Expiration Date

      The Rights are not exercisable until the Distribution Date (as defined below), and will expire at the close of business on April 3, 2013 (the "Final Expiration Date") unless the Rights are earlier redeemed or exchanged by Euronet, all as described below.

Triggering Events; Distribution Date

      The Rights will be exercisable only upon the earlier of: (i) 10 business days following a public announcement (the "Stock Acquisition Date") that a person or group of affiliated or associated persons has become an Acquiring Person and (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in such person or group becoming an Acquiring Person (the "Distribution Date").

      Generally, any person (including affiliates and associates) or group which acquires beneficial ownership or 15% or more of the then outstanding Common Stock is an "Acquiring Person". The following persons who meet this definition will not become Acquiring Persons: (i) Euronet, (ii) any subsidiary of Euronet,
(iii) any employee benefit plan of Euronet or of any subsidiary of Euronet, or any person or entity organized, appointed or established by Euronet for or pursuant to the terms of any such plan, (iv) Fletcher International, Ltd., together with all of its affiliates (collectively, "Fletcher"), but only so long as (A) the Common Stock beneficially owned by Fletcher is limited to the Common Stock Fletcher acquires or is permitted to acquire under the terms of the agreement with Fletcher and related certificate and (B) Fletcher's beneficial ownership (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended and in effect on the date of the Rights Agreement, of Common Stock does not at any time exceed 14.99% of the then outstanding Common Stock, (v) any person that became the beneficial owner of 15% or more of the outstanding Common Stock as a result of a decrease in the number of outstanding shares of Common Stock caused by a transaction approved by the Board, and (vi) any person who has reported or is required to report such ownership on Schedule 13G under the Exchange Act (or any comparable or successor report) or on
Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13G or Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of Euronet or engage in any of the actions specified in Item 4 of such schedule (other than the disposition of the Common Stock) and, within 10 business days of being requested by Euronet to advise it regarding the same, certifies to Euronet that such person acquired shares of Common Stock in excess of 15% inadvertently or without knowledge of the terms of the Rights and who, together with all affiliates and associates, thereafter does not acquire any additional shares of Common Stock while being the beneficial owner of 15% or more of the shares of Common Stock then outstanding.

Flip In Rights

      In the event that any person or group becomes an Acquiring Person (a "Flip-In Triggering Event"), each Right will automatically convert into a Right to buy Common Stock rather than Preferred Stock. As such, each holder of a Right will thereafter have the right to purchase Euronet's Common Stock (or, in certain circumstances, cash, property or other securities of Euronet) having a value equal to two times the exercise price of the Right, or in other words, effectively at one-half of Euronet's then-current Common Stock price. However, any Rights associated with Common Stock acquired by an Acquiring Person will be void, and such Acquiring Person will not be able to exercise the Rights to purchase additional Common Stock. Rights are not exercisable following the occurrence of a Flip-In Triggering Event until such time as the Rights are no longer redeemable by Euronet, as described below.

      The following is an example of how exercise of the Rights would work, assuming an exercise price of $30 per Right and a then-current market price for Euronet's Common Stock of $10.

      Example: At an exercise price of $30 per Right, each Right (excluding those owned by an Acquiring Person) would be multiplied by the number of Units of Preferred Stock into which the Right was exercisable -- 1. That number


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($30 x 1 = $30) is then divided by 50% of the then-current market price of
Euronet's stock (50% of $10 = $5) -- thus, $30 divided by 5 equals 6, which is the number of shares of Euronet Common Stock received for each Right. Thus, for each $30 purchase price, each holder would receive 6 shares of Euronet Common Stock, which would have an aggregate value of $60--twice the $30 purchase price.

Flip Over

      In the event that, at any time following the Flip-In Triggering Event: (i) Euronet is acquired in a merger or other business combination transaction, or
(ii) more than 50% of Euronet's assets or earning power is sold or transferred, each holder of a Right (except voided Rights held by the Acquiring Person) shall have the right to purchase common stock of the Acquiring Person having a value equal to two times the exercise price of the Right. The formula for a Flip-Over purchase is the same as used for a Flip-In Triggering Event, only utilizing the market price of the Acquiring Person's stock.

Transfer and Detachment of Rights

      The Rights were attached to all Common Stock certificates representing Common Stock outstanding at the close of business on March 27, 2003, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock upon a Distribution Date. Until the Distribution Date: (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after March 11, 2003 contain a legend and notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

      As soon as practicable after a Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Any registered holder desiring to transfer, split up, combine or exchange any Rights Certificate must make such request in writing to the Rights Agent, and shall surrender the Rights Certificate to be transferred, split up, combined or exchanged at the principal office or offices of the Rights Agent. Neither the Rights Agent nor Euronet shall be obligated to take any action whatsoever regarding the transfer of any such surrendered Rights Certificate until the registered holder has completed and signed the certificate contained in the form of assignment on the reverse side of the Rights Certificate and has provided such additional information about the identity of the parties involved, as Euronet may reasonably request. Thereupon the Rights Agent shall, subject to certain restrictions contained in the Rights Agreement regarding certain entities acquiring 15% or more of Euronet's Common Stock, countersign and deliver to the person entitled a Rights Certificate or Rights Certificates, as the case may be, as so requested. Euronet may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Rights Certificates.

Adjustments

      The purchase price payable, and the number of Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock, or shares having the same rights, preferences and privileges as the Preferred Stock, or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

      The number of outstanding Rights, and the number of Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time in the event that Euronet (i) declares a dividend on the outstanding shares of Common Stock payable in shares of Common Stock,
(ii) subdivides the outstanding shares of Common Stock, or (iii) combines the outstanding shares of Common Stock into a smaller number of shares.


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      With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption

      In general, at any time prior to the earlier of (i) the close of business on the 10th business day following a Stock Acquisition Date, or (ii) the Final Expiration Date, Euronet may redeem the Rights in whole, but not in part, at a price of $.01 per Right. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

Exchange

      In general, at any time after a person becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board may exchange all or part of the then outstanding Rights (other than Rights owned by such person or group which have become void) for Common Stock at an exchange ratio of one share of Common Stock per Right (or in certain circumstances preferred stock), subject to applicable adjustments.

No Stockholder Rights for Right Holders

      Until a Right is exercised, the holder thereof will have no rights as a stockholder of Euronet relating to the Rights, including, without limitation, the right to vote, receive dividends or any distributions upon liquidation.


Tax Consequences

      While the distribution of the Rights will not be taxable to stockholders or to Euronet, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights became exercisable for Common Stock (or other consideration) of Euronet or for common stock of the acquiring company as set forth above.

Amendments

      The Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct or supplement any defective or inconsistent provisions, to make any necessary or desirable changes that do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable and any amendment to lengthen any other time period must be for the purpose of protecting, enhancing or clarifying the rights of or benefits to the holders of Rights.


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Item 2. Exhibits.

     The following exhibits are filed as a part hereof:

     1. Rights Agreement, dated as of March 21, 2003, between Euronet and EquiServe Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Euronet's Current Report on Form 8-K filed on March 24, 2003).

     2. First Amendment to Rights Agreement, dated as of November 28, 2003, between Euronet and EquiServe Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Euronet's Current Report on Form 8-K filed on December 4, 2003).

     3.   Form of Rights Certificate, included as Exhibit B to the Rights
          Agreement.

     4. Certificate of Incorporation of Euronet (incorporated herein by reference to Exhibit 3.1 to Euronet's Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

     5. Bylaws of Euronet (incorporated herein by reference to Exhibit 3.2 to Euronet's Registration Statement on Form S-1 filed on December 18, 1996 (Registration No. 333-18121)).

     6. Amendment No. 1 to Bylaws of Euronet (incorporated herein by reference to Exhibit 3(ii) to Euronet's Quarterly Report on Form 10-Q for the fiscal period ended March 31, 1997).

     7. Amendment No. 2 to Bylaws of Euronet (incorporated herein by reference to Exhibit 3.1 to Euronet's Current Report on Form 8-K filed on March 24, 2003).

     8. Certificate of Designations, Preferences and Rights of Series A Junior Preferred Stock (incorporated herein by reference to Exhibit 7 to Euronet's Registration of Securities on Form 8-A filed on March 24,
          2003).


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                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        EURONET WORLDWIDE, INC.

                                        By: /s/ Jeffrey B. Newman
                                            ------------------------------------
                                        Name:  Jeffrey B. Newman
                                        Title: Executive Vice President &
                                               General Counsel

Dated: November 17, 2004


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                                  EXHIBIT INDEX

  Exhibit
    No.                             Description
  -------                           -----------


     1 Rights Agreement, dated as of March 21, 2003, between Euronet and EquiServe Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Euronet's Current Report on Form 8-K filed on March 24, 2003)

     2 First Amendment to Rights Agreement, dated as of November 28, 2003, between Euronet and EquiServe Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Euronet's Current Report on Form 8-K filed on December 4, 2003)

     3    Form of Rights Certificate (included as Exhibit B to the Rights
          Agreement)

     4 Certificate of Incorporation of Euronet (incorporated herein by reference to Exhibit 3.1 to Euronet's Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

     5 Bylaws of Euronet (incorporated herein by reference to Exhibit 3.2 to Euronet's Registration Statement on Form S-1 filed on December 18, 1996 (Registration No. 333-18121))

     6 Amendment No. 1 to Bylaws of Euronet (incorporated herein by reference to Exhibit 3(ii) to Euronet's Quarterly Report on Form 10-Q for the fiscal period ended March 31, 1997)

     7 Amendment No. 2 to Bylaws of Euronet (incorporated herein by reference to Exhibit 3.1 to Euronet's Current Report on Form 8-K filed on March 24, 2003)

     8 Certificate of Designations, Preferences and Rights of Series A Junior Preferred Stock (incorporated herein by reference to Exhibit 7 to Euronet's Registration of Securities on Form 8-A filed on March 24,
          2003)


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